SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras SA ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that, annually, the Ministry of Planning, Development and Management, through the Secretariat of Coordination and Governance of State-Owned Companies ("Sest"), requests to all companies controlled by the Federal Government a set of information useful for their appreciation and manifestation in the respective Annual General Meetings. Sest has the competence to express its opinion on the remuneration of the administrators, fiscal council members and members of the auditing committees of the federal state-owned companies.

The Federal Government vote is pronounced by the General Attorney of the National Treasury ("PGFN"), which requests the pronouncement of Sest, in compliance with the provisions of Law 6,404/76, art. 152, Decree 89,309/84, art. 4, in Decree 3,735/01, art. 2, Decree No. 9,035/2017, Annex I, Article 41, and Resolution CGPAR No. 12, art. 4.

In the year of 2018, the Eletrobras companies manifested to Sest requesting a readjustment in the fees of all the managers. The Statutory Directors of the Eletrobras companies have their wages referenced in percentage to the remuneration of the company president. The remuneration of executive officers, in turn, constitutes a calculation basis for the remuneration of board members, fiscal council members, members of the Statutory Audit Committee. It should be noted that the last adjustment of the fees of Eletrobras' directors was in April 2015, making the current values practiced are far behind schedule in relation to these positions.

Among the aspects highlighted by the company are the corporate profile (portfolio and representation in the national electricity infrastructure), statutory prerogatives of the Senior Management, actions in the Business and Management Master Plans (2017-21 and 2018-22), the business environment of the electric sector, risks, remuneration surveys of company executives operating in the capital market of Brazil and the values practiced in other companies controlled by the Federal Government. The current remuneration levels of the statutory directors of Eletrobras companies are below average of the levels practiced by state-owned companies, as well as lower than the practices of publicly traded companies of similar size.

Another important aspect regarding the increase in fees is related to the number of directors of Eletrobras companies that are employees of any of the companies in the group. Sest clarifies that the employment contract of the employee who assumes the function of director must be suspended, according to the Summary of the 269 Superior Labor Court, and the employee director should receive the same value of the other directors, approved in General Meeting. The Decree Law 2,355 of 1987, which granted directors the option of honoraria related to their employment with the originator, was revoked by article 59 of Law 13,464 of 2017.

MARKET ANNOUNCEMENT

Eletrobras' request in relation to the adjustment of statutory remuneration is thus associated with the existence of a representative number of directors who are employees of Eletrobras companies and that, with this condition of suspension of the employment contract, would have to reassess their permanence in the position. This decision abruptly could have two effects on the company: the first would be the return of the current director to the status of employee and the need for replacement by another statutory director, burdening the payroll of Eletrobras companies; and the second would be that Eletrobras to lose qualified directors in the middle of the Business and Management Master Plan 2018-22, which would generate significant discontinuities in the various strategic actions in progress, approved by the Board of Directors and disclosed to the market.

In this way, the increase in statutory remuneration would be relevant to provide an isonomic treatment among all members of the same Board, in addition to contributing to the permanence of officers employees who have been active in key projects under responsability of the current management over the last years.

Despite the request filed by the Eletrobras companies, PGFN took part in the Annual General Meeting ("AGO") for maintaining the same amounts approved for the fees of the presidents and officers of Eletrobras companies in the period 2017-2018, and did not give any appraisal. The same orientation was followed in the meetings of each of the subsidiaries. The Summary of Decisions of the 58th Annual General Meeting of Eletrobras, available on the Company's website, and published on April 27, 2018, shows, in item 5, that the remuneration of directors was approved in the period between April 2018 and March 2019, according to the table provided by Sest.

Finally, the company's directors acted in full compliance with the rites related to the discussion and approval of directors' fees and legal determinations, regarding their institutional relationship with the Ministry of Mines and Energy and the Ministry of Planning, Development and Management .

Rio de Janeiro, May 7 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.